

August 5, 2010

Mr. Daniel J. Moos
President and Chief Executive Officer
Transcontinental Realty Investors, Inc.
1800 Valley View Lane, Suite 300
Dallas, TX 75234

> **Re: Transcontinental Realty Investors, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Form 10-Q for the Period Ended March 31, 2010**
> **File No. 1-09240**

Dear Mr. Moos:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Significant Real Estate Acquisitions/Dispositions and Financings, page 6

1.   We note that you had sales of property to related parties and that you have deferred the gains until a sale to a third party has been consummated. Please tell us why you have deferred the gains related to these sales to third parties. Please identify the acquirer in your response. For reference see ASC 360-20-40. In addition, please tell us why you did not provide the information required by Item 404(a) of Regulation S-K with respect to these transactions.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 22

2.   We note your disclosure in Note 11 to your Financial Statements and on page 93 regarding your director's stock option plan. It does not appear that you have included an

equity compensation plan information table as required by Item 201(d) of regulation S-K. Please tell us why you have not provided this disclosure. Alternatively, please provide us with this disclosure and include it in future filings, as applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Expenses, page 32

3.   We note your disclosure that you begin to depreciate properties once they are leased to 80%, or "stabilized," and your disclosure on page 49 that you capitalize interest, real estate taxes, and certain operating expenses on the unoccupied portion of recently completed properties until the project achieves 80% economic occupancy. Please tell us how you determined these policies are in compliance with ASC 970-605-25 and ASC 835-20-25. In this regard, we note your disclosure on page 29 that you consider a construction project as substantially completed and held available for occupancy upon the receipt of certificates of occupancy, but no later than one year from cessation of major construction activity.

Liquidity and Capital Resources, page 36

4.   We note your disclosure on page 36, which mirrors the disclosure on page 37 of your 2008 10-K, that management anticipates that your cash may not be sufficient to meet all of your cash requirements and that you have been successful in refinancing and extending a portion of your debt maturities. Considering the similarities in the disclosure, please tell us the amount of debts that were refinanced and properties that were sold in 2009 to meet your cash requirements. We also note that you have over $400 and $200 million in long-term debt coming due in 2010 and 2011, respectively, and that you have not sold any properties in the first quarter of this year. Please provide us with additional specific disclosure concerning the sources of your liquidity for the next 12 months. Also please tell us what steps you have taken to refinance your currently outstanding debt obligations. To the extent you experience similar uncertainties with your ability to meet cash requirements and obligations, please provide similar disclosure in future filings.

5.   On page 36, we note the reference to the "significant receivable due from affiliated entities." To the extent the noted disclosure refers to receivables other than those disclosed in note 3 on page 53, please provide us with additional information regarding such receivables. In future filings, please address your related party receivables in your Item 404 of Regulation S-K disclosure. Also, please tell us your basis for not filing the agreements related to the related party receivables as exhibits.

Consolidated Statements of Operations, page 43

6.   Please tell us how you have complied with the provisions of ASC 810-10-50-1A(b). In
        this regard, we note that the amounts disclosed under the section "Amounts attributable to
        Transcontinental Realty Investors, Inc." appear to include amounts attributable to
        noncontrolling interest.

Consolidated Statements of Shareholders' Equity, page 44

7.   Please revise here and in your consolidated statements of cash flows in future filings to
        disclose the types of transactions included in current line items "changes in controlling
        interest" and "changes in non-controlling interest." Refer to ASC 810-10-50-1A(c). In
        addition, please tell us how you have complied with the provisions of ASC 810-10-50-
        1A(d). Provide us with your proposed disclosures.

Notes to Financial Statements, page 47

Note 1. Organization and Summary of Significant Accounting Policies, page 47

8.   Please tell us how you determined it was appropriate to record the acquisition of
        additional shares of Income Opportunity Realty Investors, Inc. in July 2009 at historical
        cost with deferred income of $35 million, and cite the authoritative literature upon which
        you relied. If you have determined that this was a transaction of entities under common
        control please tell us how you arrived at that conclusion and please identify the related
        party in your response.

Directors, Executive Officers and Corporate Governance, page 85

9.   In future filings, please provide the information required by Item 401(e) for each of your
        directors.

Executive Compensation, page 92

10.   We note your disclosure on page 93 that each of your directors are entitled to receive
        compensation in the amount of $30,000 per year as well as additional fees for committee
        meetings attended and special services. We also note that your independent directors are
        entitled to receive 5,000 stock options on January 1 of each year. In future filings, please
        provide the director compensation table required by Item 402(k) of Regulation S-K.

Exhibits

11.   It appears that you have not filed your directors stock option plan as an exhibit to your
        Form 10-K. Please file this agreement as an exhibit or advise us as to why it is not
        material to investors.

Form 10-Q for the Period Ended March 31, 2010

Item 4T. Controls and Procedures, page 25

12.   We note your disclosure regarding your officers' conclusions about the effectiveness of disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do, all of the language that appears following the word "effective" in your conclusion must be consistent with and not modify the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove that definition. Please provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or Duc Dang at (202) 551-3386 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief